United States securities and exchange commission logo





                              January 22, 2021

       Michael Balkin
       Chief Executive Officer
       Foresight Acquisition Corp.
       233 N. Michigan Avenue
       Suite 1410
       Chicago, IL 60601

                                                        Re: Foresight
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 19,
2021
                                                            File No. 333-251978

       Dear Mr. Balkin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibits

   1. Please revise your prospectus disclosure to clarify, if true, that the exclusive forum provision in your
amended and restated certificate of incorporation will not apply to suits brought to enforce any
duty or liability created by the Securities Act or the Exchange Act.
                                                        We note the related
statement in Exhibit 3.2. In that regard, your disclosure on pages 75 and 161 that the
provision will not apply to suits brought to enforce any liability or duty created by the
"Securities Act or the Exchange Act or otherwise arising under federal securities laws, for
which the federal district courts of the United States of America shall be the sole and
exclusive forum," suggests that the provision selects a federal forum for certain claims.
 Michael Balkin
Foresight Acquisition Corp.
January 22, 2021
Page 2
2. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the
      Company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New
      York or the United States District Court for the Southern District of New York, and
      irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New
      York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the
      Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Balkin
                                                            Division of
Corporation Finance
Comapany NameForesight Acquisition Corp.
                                                            Office of Energy &
Transportation
January 22, 2021 Page 2
cc:       Jason Simon, Esq.
FirstName LastName